FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	Attached hereto and incorporated by reference is the following Registrant’s press release: CEO of B.O.S. Better Online Solutions Ltd. to Conclude his Term of Service with the Company. Mr. Koren will Assume CEO Position in November; Dated September 27, 2006.

2.	A typographical error occurred in the Registrant’s proxy statement for the special general meeting of shareholders to be held on October 19, 2006, that was filed on Form 6-K on September 7, 2006. The reference to the maximum offering amount of $5,000,000 should have been to $5,500,000, and consequently, in proposal 1, the sentence: “The amount to be raised shall be no less than $3,000,000 and no more than $5,000,000” shall be read “The amount to be raised shall be no less than $3,000,000 and no more than $5,500,000 (as may be adjusted so as to be equivalent to NIS 24,000,000, according to the exchange rate of the US$/NIS, as published by the Bank of Israel)".

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Adiv Baruch —————————————— Adiv Baruch President and CEO

Dated: September 27, 2006

CEO of B.O.S. to Conclude his Term of Service with the Company

Mr. Koren will Assume CEO Position in November

TERADYON, Israel – (BUSINESS WIRE) – September 27, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) announces that Mr. Adiv Baruch, President and CEO of the Company, has notified the Board that he shall be leaving the Company at the end of 2006.

Mr. Baruch has been serving as the Company’s President and CEO since January 1, 2004. As the Company’s CEO, he restructured the Company’s operations into three segments (Connectivity, Communications and Software Utilities), and effected a turnaround plan. The plan included the sale of non-profitable operations accompanied by the acquisition of growth generating businesses. At the end of 2003 the Company’s annual revenues were approximately $5.5 with a net loss of approximately $2M. During his service term, the Company raised a total of over $7M, has initiated a public offering process in Israel, and has completed 4 M&As, including the acquisition of Odem Technologies, and the sale of the Communication segment to Qualmax. Based on the financial results of the first six months of 2006, the Company has reached an annual sales level of approximately $20M, has significantly reduced its losses and achieved operational balance.

Mr. Baruch commented: “I came to the Company with a three-year mission to turn the Company around. Now that the Company is well positioned with its new business units to move successfully ahead, I am leaving with a sense of accomplishment.”

The Company further announced that the new CEO will be Mr. Shmuel Koren, who will assume his position in November 2006. Mr. Baruch will continue to serve the Company and support the incoming CEO, as well as serve on the Company’s Board of Directors, until the end of 2006, ensuring a smooth transition.

Mr. Shmuel Koren has served as the Chief Financial Officer of Visonic Ltd. (LSE: VSC.L; TASE: VSC.TA) from 1999 to 2006. Prior to joining Visonic Mr. Koren was with Oren and Horowitz (an Israeli CPA firm), where he serves for five years as a senior manager specializing in public companies and Israeli IPOs. Mr. Koren is a certified public accountant in Israel. He holds a B.A. degree in Business and Accounting from the Tel Aviv College of Business and an International M.B.A degree from the Herriot-Watt University Business School and a Masters degree in Law (LL.M) from Bar Ilan University.

Edouard Cukierman, Chairman of the Board stated that “Under Adiv Baruch’s skilled management the Company turned over a new leaf in the past three years, from a company with $5.5M revenues, to a company with expected revenues of over $20M in 2006. The Company sold its non-profitable operations, made acquisitions, and secured investment and financing deals. We are truly sorry that Adiv is leaving us, however, I am confident that Shmuel Koren has the ability to take the Company to new horizons and to succeed in continuing the growth of the Company”.

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission.. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.